DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

[redacted]

05047965

March 21, 2005

Samuel A. Guess
Assistant General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/21/2005

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2005

Dear Mr. Guess:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to Wal-Mart by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 8, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 2 2 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: William B. Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

PROCESSED
APR 1 2 2005
THOMSON
FINANCIAL

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Samuel A. Guess
Assistant General Counsel
Corporate Division
Samuel.guess@wal-mart.com

January 20, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Regarding Performance-Based Equity Awards

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2005 Proxy Materials for the reasons described below. A copy of the Proposal and cover letter is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2005 Proxy Statement on or about April 12, so that it may commence mailing by no later than April 15, 2005. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on December 15, 2004. The Proposal requests that Wal-Mart adopt a policy that a significant portion of future equity compensation grants to senior executives be in shares that vest upon the achievement of performance goals.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

A company may omit from its proxy materials a proposal that has already been substantially implemented as provided in Rule 14a-8(i)(10). The Proposal requests that the Company adopt a policy that "a significant portion of future equity compensation grants to senior executives shall be shares of stock that require the achievement of performance goals as a prerequisite to vesting ('performance-vesting shares')."

Wal-Mart's Board of Directors has delegated the responsibility of issuing equity-based awards for executive officers to the Compensation, Nominating and Governance Committee of the Board of Directors (the "CNGC"). In January 2005, the CNGC adopted a new compensation practice of awarding performance shares under Wal-Mart's Stock Incentive Plan of 1998 to executive officers that constitutes a significant portion of all equity-based compensation, and the CNGC awarded three cycles of an equal amount of performance shares. The first cycle of performance shares awarded to the executive officers represents approximately one-third of each executive officer's equity-based compensation package when taking into consideration the Black-Scholes value of the stock options awarded and the current value of restricted stock awarded in January 2005. These awards will be described in the 2005 Proxy Materials.

The performance shares are tied to the Company's stock price and may be paid out at the election of the executive officer in cash, shares, or a combination of both. The performance share grants are subject to shareholder approval of the material terms of the performance goals at the Annual Shareholders' Meeting, pursuant to the regulations promulgated under Section 162(m) of the Internal Revenue Code. The first cycle of performance shares will vest on January 31, 2006 only if the Company reaches pre-established return on investment and revenue growth targets. If the Company meets the threshold performance targets, only 50% of the performance shares awarded will vest. If the Company exceeds the threshold performance targets, up to 150% of the performance shares awarded will vest. As a result, if maximum performance targets are reached, the performance shares will represent over 40% of the value of the equity-based compensation package awarded in January 2005. The same will be true for the second cycle and third cycle of performance shares, which will vest only upon reaching or exceeding the pre-established average return on investment and average revenue growth performance targets for the fiscal years ending January 31, 2007 and January 31, 2008, respectively.

The Company notes that the Proponent did not define the word "significant" in the Proposal. On January 11, 2005, the Company contacted the Proponent and explained the Company's compensation practices, including the new performance share awards, to a representative of the Proponent. As of the date of this letter, we have not had a response from the Proponent with regard to the continued validity of the Proposal.

Nonetheless, The Company believes that the performance share awards are a significant portion of the equity-based compensation for executive officers. The textbook definition of "significant" is "having meaning" or "having or likely to have influence or effect." *Merriam-Webster Online Dictionary,* Merriam-Webster, Inc. (2005), at http://www.merriam-webster.com.

The Company asserts that one-third of an executive officer's equity-based compensation has meaning and will influence the executive officer to attain the highest return on investment and revenue growth possible in order to obtain the maximum number of performance shares. Likewise, the loss of one-third of an equity-based compensation package will have a significant affect on the executive officer's total compensation.

Furthermore, the one-third threshold is more conservative than certain standards adopted by the Commission in its use of the term significant (e.g., financial measures for determining whether a subsidiary is significant are set at 10 percent under Rule 12b-2 under the Exchange Act (codified at 12 C.F.R. Section 240.12b-2), or for determining whether an obligor is significant are set at 10 percent under Rule 1101(k) of Regulation AB (codified at 12 C.F.R. Section 229.1101)). Given that the Proponent did not define the term significant in its Proposal, we respectfully submit that the amount of performance shares awarded to the executive officers is consistent with the accepted usage of such term and should be determinative in this matter. Therefore, the Company believes that the direction taken by the CNGC substantially reflects the intent and purposes sought to be achieved by the Proposal, and for that reason, the Proposal has been substantially implemented and does not need to be included in the Company's 2005 Proxy Materials.

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2005 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2005 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2005 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

PC Docs No. 1452144

cc: William B. Patterson
Director, Officer of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000

Enclosures

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 14, 2004

By Facsimile and UPS Next Day Air

Thomas D. Hyde
Secretary
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

Rec'd 12.15.04

Dear Mr. Hyde:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of Wal-Mart Stores, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,700 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

Shareholder Proposal

RESOLVED, that the shareholders of Wal-Mart Stores, Inc. (the "Company") urge the Board of Directors to adopt a policy that a significant portion of future equity compensation grants to senior executives shall be shares of stock that require the achievement of performance goals as a prerequisite to vesting ("performance-vesting shares").

This policy shall apply to existing employment agreements and equity compensation plans only if the use of performance-vesting shares can be legally implemented by the Company, and will otherwise apply to the design of all future plans and agreements.

Supporting Statement

We believe that our Company's compensation policies should encourage the ownership of stock by senior executives in order to align their interests with those of shareholders. To achieve this goal, we favor granting senior executives actual shares of stock for meeting specified performance goals. In our opinion, performance-vesting shares are a better form of equity compensation than fixed-price stock options or time-vesting restricted stock.

Fixed-price stock option grants provide senior executives with incentives that may not be in the best interests of long-term shareholders. In our view, stock option grants promise executives all the benefit of share price increases with none of the risk of share price declines. Stock options can reward short-term decision-making because many executives' options can be exercised just one year after the grant date. Furthermore, we believe that stock options can create a strong incentive to manipulate a company's stock price through questionable or even fraudulent accounting.

Leading investors and regulators have questioned the use of stock options to compensate executives. Berkshire Hathaway CEO Warren Buffet has characterized fixed-price stock options as "really a royalty on the passage of time." Federal Reserve Chairman Alan Greenspan blamed poorly-structured options for the 'infectious greed' of the 1990s, because "they failed to properly align the long-term interests of shareholders and managers."

Similarly, we oppose granting executives time-vesting restricted stock that does not include any performance requirements. In our view, time-vesting restricted stock rewards tenure, not performance. Instead, we believe vesting requirements should be tailored to measure each individual executive's performance through disclosed benchmarks, in addition to the Company's share price. To align their incentives with those of long-term shareholders, we also believe that senior executives should be required to hold a significant portion of these performance-vesting shares for as long as they remain executives of the Company.

Executive compensation consultant Pearl Meyer has said "if a company is going to issue restricted stock grants as a way of making sure executives are owners rather than optionees, the grant should be earned on a performance basis — it shouldn't be just a giveaway. " Former SEC Chairman Richard Breeden has stated that "there is not a strong reason for granting restricted stock rather than simply paying cash unless there are performance hurdles to vesting."

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 8, 2005

VIA COURIER

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request by Wal-Mart Stores to omit shareholder proposal submitted by AFL-CIO Reserve Fund

Dear Sir/Madam:

I. Introduction

This letter is submitted in response to the claim of Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") by letter dated January 20, 2005 (the "No-Action Request"), that it may exclude a shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund from its 2005 proxy materials. The Proposal urges

> the Board of Directors to adopt a policy that a significant portion of future equity compensation grants to senior executives shall be shares of stock that require the achievement of performance goals as a prerequisite to vesting ("performance-vesting shares").
>
> This policy shall apply to existing employment agreements and equity compensation plans only if the use of performance-vesting shares can be legally implemented by the Company, and will otherwise apply to the design of all future plans and agreements.

Wal-Mart argues that the Proposal is excludable under Rule 14a-8(i)(10) because the Proposal has been substantially implemented. Because there are significant differences between the action Wal-Mart has taken regarding performance-vesting shares and the policy requested by the Proposal, Wal-Mart has failed to meet its burden of proving that it has substantially implemented the Proposal.

II. The Proposal Has Not Been Substantially Implemented by the Company

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." We submit that Wal-Mart has failed to meet this burden because there is no merit to its claims that the Proposal has been substantially implemented. Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal."

The Company asserts that the recent direction taken by the Compensation, Nominating and Governance Committee of the Board of Directors (the "CNGC") "substantially reflects the intent and purposes sought to be achieved by the Proposal, and for that reason, the Proposal has been substantially implemented..." As noted in the Company's no-action request, "the CNGC awarded three cycles of an equal amount of performance shares" to senior executives in January, 2005. This is the first and only time that performance-shares have been granted to senior executives at Wal-Mart in recent history.

Wal-Mart's attempt to define "significant" and its subsequent claim that their "practice" meets this definition are immaterial. The Company's new compensation practice does not substantially implement the Proponent's request for a policy of using performance shares in future equity compensation grants to senior executives. A practice does not make a policy, and is immaterial to the goals sought by the Proposal.

In *The Boeing Company* (February 18, 2003), the company sought to exclude a shareholder proposal that requested that the Board of Directors adopt an executive compensation policy that all future stock options to senior executives shall be performance based. Boeing sought exclusion under Rule 14a-8(i)(10) "because the Company has already implemented a Performance Share Program that is similar in operation and goals to the program described in the Proposal."

In particular, Boeing argued that five years prior to the proposal the company had implemented its Performance Share Program which compared "favorably to the program recommended in the Proposal." Even though Boeing had fully implemented a program at the time of the proposal the Staff found that "we are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10)."

Wal-Mart's January 2005 adoption of a new compensation practice does not rise to a level whereby the Company has substantially implemented the Proposal. Wal-Mart's "practice" of awarding performance share awards faces a gradual, incremental phase-in over three years which could undergo significant alterations in the interim, and which may be terminated at any time. Moreover, this "practice" of awarding performance share awards only applies to a three-cycle grant, starting in January 2005.

In contrast, the Proposal urges the Board of Directors to adopt a **policy** that future equity compensation grants to senior executives include performance share awards. Merriam-Webster Online Dictionary defines a policy as "a definite course or method of action selected from among alternatives and in light of given conditions to guide and determine present and **future decisions**" (emphasis added) or "high-level overall plan embracing the general goals and acceptable procedures especially of a governmental body."

The Company's No-Action Request goes to great lengths to avoid using the term "policy" to describe the equity compensation awards made by the CNGC in January, 2005. Instead, the No-Action Request describes a one-time decision to grant performance shares. Absent the Board adopting a policy as urged by the Proposal, there is no guarantee that performance-vesting shares will be utilized in future decisions as sought by the Proposal. While the CNGC has made one three-cycle grant of performance shares, the Board has not committed to a policy of using performance shares in future awards.

III. Conclusion

For the reasons set forth above, we submit that Wal-Mart has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8 (g). The request for a no-action letter should be denied.

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-5379. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the Company.

Very truly yours,

Daniel F. Pedrotty
Financial Initiatives Counsel

cc: Samuel A. Guess, Wal-Mart

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2005

The proposal urges the board of directors to adopt a policy that a significant portion of future equity compensation grants to senior executives shall be shares of stock that require the achievement of performance goals as a prerequisite to vesting and that the policy shall apply to the design of all future plans and agreements.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rebekah J. Toton
Attorney-Advisor